SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WYNDHAM HOTELS & RESORTS, INC.

(Name of Subject Company)

WH ACQUISITION CORPORATION

(Offeror)

a wholly owned subsidiary of

CHOICE HOTELS INTERNATIONAL, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98311A105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Simone Wu

Senior Vice President, General Counsel, Corporate Secretary & External Affairs

Choice Hotels International, Inc.

915 Meeting St., North Bethesda, Maryland 20852

(301) 592-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Adam M. Turteltaub, Esq.

Danielle Scalzo, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

December 12, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☒

Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$346,843.70	Filing Party:	Choice Hotels International, Inc.

Form or Registration No.	S-4	Date Filed:	December 12, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Choice Hotels International, Inc., a Delaware corporation (“Choice”), and WH Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Choice (“Purchaser”), and relates to Choice’s tender offer to exchange each issued and outstanding share of common stock, par value $0.01 per share (the “Wyndham common stock”), of Wyndham Hotels & Resorts, Inc., a Delaware corporation (“Wyndham”), for $49.50 in cash and 0.324 shares of common stock of Choice, par value $0.01 per share (the “Choice common stock”), the Cash Election Consideration (as set forth on the cover page of the Exchange Offer), the Stock Election Consideration (as set forth on the cover page of the Exchange Offer), subject to proration, or the Standard Election Consideration (as set forth on the cover page of the Exchange Offer) and the Additional Consideration (as set forth on the cover page of the Exchange Offer), if any, described in (1) the Exchange Offer, dated December 12, 2023 (the “Exchange Offer”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On December 12, 2023, Choice filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Exchange Offer forms a part. The terms and conditions of the Offer are set forth in the Exchange Offer and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

All information contained in the Exchange Offer and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet

The information set forth in the section of the Exchange Offer titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a) As described in the Exchange Offer, the subject company and issuer of the securities subject to the Offer is Wyndham Hotels & Resorts Inc., a Delaware corporation. Its principal executive offices are located at 22 Sylvan Way, Parsippany, New Jersey 07054. Its telephone number is (973) 753-6000.

(b) The Schedule TO relates to the Wyndham common stock. Based on the information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Wyndham on October 26, 2023, there were 82,961,907 shares of Wyndham common stock outstanding as of September 30, 2023.

(c) The information set forth in the section of the Exchange Offer titled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) The information set forth in the sections of the Exchange Offer titled “Summary — Information About the Companies,” “Information About the Companies,” “The Offer — Certain Relationships with Wyndham and Interest of Choice and Choice’s Executive Officers and Directors in the Offer,” and Schedule I to the Exchange Offer, is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)(1)(i) The information set forth in the sections of the Exchange Offer titled “Summary — The Offer” and “The Offer — Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Exchange Offer titled “Summary — The Offer” and “The Offer — Overview” and “The Offer — Cash In Lieu of Fractional Choice Common Stock” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Exchange Offer titled “Summary — Expiration of the Offer” and “The Offer — Expiration of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Exchange Offer titled “Summary — Extension, Termination and Amendment” and “The Offer— Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Exchange Offer titled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Exchange Offer titled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Exchange Offer titled “The Offer — Procedure for Tendering” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Exchange Offer titled “The Offer — Exchange of Shares of Wyndham Common Stock; Delivery of Choice Common Stock” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Exchange Offer titled “The Offer — Effect of the Offer on the Market for Shares of Wyndham Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations,” “Description of Choice Capital Stock,” and “Comparison of Holders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Exchange Offer titled “Summary —Accounting Treatment” and “The Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Exchange Offer titled “Summary — Material U.S. Federal Income Tax Consequences,” “The Offer — Material U.S. Federal Income Tax Consequences” and Item 6 and Item 8 of the Letter of Election and Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Exchange Offer titled “Background of the Offer,” “The Offer — Certain Relationships with Wyndham and Interest of Choice and Choice’s Executive Officers and Directors in the Offer”, “The Offer — Financing of the Offer; Sources and Amount of Funds” and Schedule II to the Exchange Offer is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1-7) The information set forth in the sections of the Exchange Offer titled “Summary — Reasons for the Offer,” “Reasons for the Offer,” “The Offer — Ownership of Choice After the Offer,” “The Offer — Purpose of the Offer; Second-Step Merger,” “The Offer — Plans for Wyndham” and “The Offer — Effect of the Offer on the Market for Shares of Wyndham Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in sections of the Exchange Offer titled “The Offer — Financing of the Offer; Sources and Amount of Funds” and “The Offer — Conditions to the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the sections of the Exchange Offer titled “Information About the Companies,” “The Offer — Certain Relationships with Wyndham and Interest of Choice and Choice’s Executive Officers and Directors in the Offer” and Schedule II to the Exchange Offer, is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the section of the Exchange Offer titled “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) The information set forth in the sections of the Exchange Offer titled “Choice Selected Historical Consolidated Financial Information,” “Wyndham Selected Historical Consolidated Financial Information,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Comparative Historical and Pro Forma Per Share Information”, “Unaudited Pro Forma Condensed Combined Balance Sheet”, “Unaudited Pro Forma Condensed Combined Statement of Income” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 11. Additional Information

(a)(1) The information set forth in the sections of the Exchange Offer titled “Background of the Offer” and “The Offer — Certain Relationships with Wyndham and Interest of Choice and Choice’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections to the Exchange Offer titled “Summary — Regulatory Approvals,” “The Offer — Regulatory Approvals,” “The Offer — Certain Legal Matters,” “The Offer — Conditions to the Offer,” and “The Offer — Statutory Requirements; Approval of the Second-Step Merger” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Exchange Offer titled “The Offer — Effect of the Offer on the Market for Shares of Wyndham Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in section of the Exchange Offer titled “The Offer — Certain Legal Matters” is incorporated herein by reference.

(c) The information set forth in the Exchange Offer and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Exchange, dated December 12, 2023.*

(a)(1)(B)	Form of Letter of Election and Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release, dated December 12, 2023.

(b)	Not applicable

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Form of Tax Opinion by Willkie Farr & Gallagher LLP.*

107	Filing Fee Table

*	Incorporated by reference to the Choice Registration Statement on Form S-4 filed on December 12, 2023.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Scott E. Oaksmith
	Name:	Scott E. Oaksmith
	Title:	Chief Financial Officer

WH ACQUISITION CORPORATION

By:	/s/ Dominic Dragisich
	Name:	Dominic Dragisich
	Title:	President

Date: December 12, 2023